

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 14, 2022

Samuel Wickline
Chief Scientific Officer
Altamira Therapeutics Ltd.
8 The Green, Suite 12455
Dover, DE 19901

>   **Re: Altamira Therapeutics Ltd.**
>   **Registration Statement on Form F-1**
>   **Filed February 8, 2022**
>   **File No. 333-262592**

Dear Dr. Wickline:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Chris Edwards at 202-551-6761 with any questions.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Life Sciences

cc: Kishan Mistry, Esq.